                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

                                   (Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Transition Period from ________ to ________

                         Commission File Number 1-11373

  Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of
                                  Puerto Rico
  ----------------------------------------------------------------------------
                            (Full Title of the Plan)

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                 Financial Statements and Supplemental Schedule

                     December 31, 2003 and 2002 and for the
                          Year Ended December 31, 2003

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm ....................   3

Audited Financial Statements

     Statements of Net Assets Available for Benefits........................   4

     Statement of Changes in Net Assets Available for Benefits..............   5

     Notes to Financial Statements..........................................   6

Supplemental Schedule

     Schedule of Assets (Held At End of Year)...............................  12

Signature...................................................................  13

Exhibits:

     Exhibit 23.01 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

To the Plan Committee of
   Cardinal Health Profit Sharing, Retirement and Savings Plan
   For Employees of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement & Savings Plan for Employees of Puerto Rico as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio                                        /s/ Ernst & Young LLP
June 22, 2004

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          For Employees of Puerto Rico

                 Statements of Net Assets Available for Benefits

                                              DECEMBER 31
                                          2003          2002
                                       -----------   -----------
ASSETS:
    Cash                               $     18,792   $         -
    Investments, at fair value           12,912,372     9,613,403

    Receivables:
      Contributions from employer            10,183        21,406
      Contributions from participant         24,923        51,076
                                       ------------   -----------
    Total receivables                        35,106        72,482

Net assets available for benefits      $ 12,966,270   $ 9,685,885
                                       ============   ===========

See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          For Employees of Puerto Rico

            Statement of Changes in Net Assets Available for Benefits

                                                             FOR THE YEAR ENDED
                                                             DECEMBER 31, 2003
                                                             ------------------
ADDITIONS:
     Contributions:
         Employer                                              $  1,612,452
         Participant                                                892,466

     Net appreciation in fair value of investments                  873,417
     Plan's interest in Master Trust net investment gain            669,281
     Interest and dividend income                                   170,706
                                                               ------------
         Total additions                                          4,218,322

DEDUCTIONS:
     Benefits paid directly to participants                         892,953
     Administrative expenses                                         44,984
                                                               ------------
         Total deductions                                           937,937

Net increase                                                      3,280,385

Net assets available for benefits, beginning of period            9,685,885
                                                               ------------

Net assets available for benefits, end of period               $ 12,966,270
                                                               ============

See accompanying notes.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                          Notes to Financial Statements

                                December 31, 2003

1.    DESCRIPTION OF PLAN

GENERAL

The Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico (the Plan) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined. This description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is administered by the Plan Committee. The Plan record keeper and asset custodian is Putnam Fiduciary Trust Company (Putnam). The Plan Trustee is Banco Santander. Administrative expenses may be paid by the Company or the Plan, excluding loan fees, which are paid by the borrowing participant.

As record keeper and asset custodian of the Plan, Putnam maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan Committee rely on Putnam to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Putnam is complete and free of material misstatement, the Plan and Plan Committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements, the Plan and Plan Committee have no reason to believe that the information provided by Putnam does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

Effective January 1, 2001, the Company established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Certain of the Plan's investments are not included in the Master Trust. Putnam is the Trustee for the Master Trust.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS

Participants may contribute 1% to 10% of their compensation, as defined, to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute discretionary matching and profit sharing contributions to the Plan. The Company's discretionary matching and profit sharing contributions are invested as directed by participants. Contributions are subject to certain limitations.

FORFEITURES

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Such forfeited amounts are used to reduce future Company contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant's vested account. All amounts in participant accounts are participant-directed.

VESTING

Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. Principal and interest are repaid ratably through regular payroll deductions.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain "hardship" circumstances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair market value as determined by the asset custodian using quoted market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Participant loans are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

3.    INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2003 and 2002 are as follows:

                                                 DECEMBER 31, DECEMBER 31,
                                                     2003         2002
                                                 ------------ ------------
Plan's interest in Master Trust                   $5,875,831   $4,681,127
Dodge & Cox Stock Fund, mutual fund                1,701,405    1,114,668
Cardinal Health, Inc. common shares                1,072,671      651,672
Columbia Acorn USA Fund Z Shares, mutual fund        734,841           --
PIMCO Total Return Fund, mutual fund                 663,622      504,217

Net appreciation in fair value of investments is as follows:

                                                    FOR THE YEAR ENDED
                                                    DECEMBER 31, 2003
                                                    ------------------
Net appreciation in fair value of investments
   as determined by quoted market prices:
     Mutual funds                                   $          831,789
     Cardinal Health, Inc. common shares                        41,628
                                                    ------------------
Total net appreciation                              $          873,417
                                                    ==================

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

4.    ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily, based on quoted market prices, and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment gain presented in the statement of changes in assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

MASTER TRUST
ASSETS AVAILABLE TO PARTICIPATING PLANS AS OF:

                                 DECEMBER 31,   DECEMBER 31,
                                     2003           2002
                                 ------------   ------------
Investments at fair value:
     Mutual funds                $193,636,628   $144,144,606
     Common, Collective Trusts    474,353,972    382,873,704
                                 ------------   ------------
Total investments                $667,990,600   $527,018,310
                                 ============   ============

The Plan's share of assets in the Master Trust was less than 1% or $5,875,831 and $4,681,127 at December 31, 2003 and 2002, respectively.

MASTER TRUST INVESTMENT INCOME:

                                                     FOR THE YEAR ENDED
                                                     DECEMBER 31, 2003
                                                     ------------------
Dividend and interest income                         $      12,865,382
Net appreciation in fair value of investments as
    determined by quoted market prices:
        Mutual funds                                        22,505,075
        Common, Collective Trusts                           34,479,241
                                                     ------------------
     Total investment gain                           $      69,849,698
                                                     ==================

           Cardinal Health Profit Sharing, Retirement and Savings Plan
                          for Employees of Puerto Rico

                    Notes to Financial Statements (continued)

5.    INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rican Department of Treasury dated June 30, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    RISKS AND UNCERTAINTIES

The Plan has a significant participant-directed investment in Cardinal Health, Inc. common shares, which is exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.    RELATED PARTY TRANSACTIONS

The Plan held $1,072,671 and $651,672 of Cardinal Health, Inc. common shares as of December 31, 2003 and 2002, respectively.

            Cardinal Health Profit Sharing, Retirement & Savings Plan
                          for Employees of Puerto Rico

                    Schedule of Assets (Held At End of Year)
                   (Schedule H, Part IV, Line 4i on Form 5500)
                             As of December 31, 2003

                                                              EIN:    23-1856478
                                                      Plan Number:    003


                                           (c)
          (b)                    DESCRIPTION OF INVESTMENT             (e)
                                 INCLUDING MATURITY DATE,
IDENTITY OF ISSUE BORROWER,          RATE OF INTEREST,
 LESSOR, OR SIMILAR PARTY          MATURITY OR PAR VALUE          CURRENT VALUE
-------------------------------------------------------------------------------
COMMON STOCK
*Cardinal Health, Inc.                17,539 shares                $ 1,072,671

MUTUAL FUNDS
Dodge & Cox Stock Fund                14,953 shares                  1,701,405
Artisan Mid Cap Fund                  13,659 shares                    352,120
Pimco Total Return Fund               61,963 shares                    663,622
Columbia Acorn USA Fund Z             34,976 shares                    734,841

LOANS
Loans to participants                  5.0 to 7.75%                  1,866,967
                                                                   -----------
Total                                                              $ 6,391,626
                                                                   ===========

*  Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CARDINAL HEALTH
                                        PROFIT SHARING, RETIREMENT AND
                                        SAVINGS PLAN FOR EMPLOYEES OF
                                        PUERTO RICO

Date: June 28, 2004                    /s/ Richard J. Miller
                                       ----------------------------------------
                                       Richard J. Miller, Plan Committee Member